MICHAEL J. CHOATE

Direct:  312-836-4066

Facsimile:  312-275-7554

E-mail:  mchoate@shefskylaw.com

IN REFERENCE TO:

029306-01

July 13, 2009

VIA FEDERAL EXPRESS

Ms. Stacie Gorman

Special Counsel

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

100 F Street, NE

Washington, D.C. 20549

Re:	Inland Diversified Real Estate Trust, Inc.
Registration No. 333-153356

Dear Ms. Gorman:

On behalf of our client, Inland Diversified Real Estate Trust, Inc. (the “Company”), please find enclosed a complete copy of Amendment No. 4 to the Company’s registration statement on Form S-11 (the “Amendment”), as filed with the Securities and Exchange Commission (the “SEC”) via EDGAR on July 13, 2009.  The Amendment includes revisions made in response to the comment letter from the staff of the Division of Corporation Finance of the SEC (the “Staff”) to Robert H. Baum, Executive Vice President and General Counsel of The Inland Real Estate Group, Inc., dated June 19, 2009.  A marked version of the Amendment, reflecting these revisions, also is enclosed for your convenience.

This letter provides responses to the Staff’s comment letter, and the headings and paragraph numbers below correspond to the headings and paragraph numbers in that letter.  For your convenience we have reproduced the Staff’s comments in this letter and included our response directly below each comment.

Risk Factors, page 26

1.             We note your revised disclosure in the second risk factor on page 53. We note that the narrative of the risk factor includes mitigating language. Please revise this risk factor to discuss only the risk presented. You may discuss these mitigating factors elsewhere in the prospectus.

RESPONSE:

The Company has revised the risk factor captioned “We do not have arm’s length agreements with our Business Manager, or Real Estate Managers or any other affiliates of IREIC” to remove the mitigating language.  The enclosed marked copy of the Amendment reflects this change.

Compensation Table, page 61

2.             We note your response to comment 6 of our letter dated May 1, 2009, In response to our comment, you provide disclosure of the maximum amount of acquisition expenses that you may reimburse, based on a maximum leverage amount of 55%.  However, on page 2, you indicate that the maximum leverage is 75%. Please revise or add disclosure based on the maximum leverage amount of 75%. Please make similar revisions to your disclosure regarding your Use of Proceeds in footnote 3 on pages 16 and 77.

RESPONSE:

The Company does not, as a matter of policy, expect its aggregate borrowings, secured by all of its assets, to exceed 55% of the total fair market value of its assets.  This Company policy is disclosed throughout the prospectus, including the sections captioned “Prospectus Summary — We May Borrow Money” and “Business and Policies — Borrowing Policy.”  The borrowing limitation referenced by the Staff (up to 300% of the Company’s net assets, equivalent to a 75% loan-to-asset value ratio) is the borrowing limitation imposed on real estate investment trusts by certain “blue sky” jurisdictions that rely upon the Statement of Policy Regarding Real Estate Investment Trusts issued by the North American Securities Administrators Association.  Although the Company has been required to include this limitation in its charter as a result of being subject to regulation by the “blue sky” jurisdictions, it has no intention of leveraging its assets at this level.  This disclosure approach is consistent with that taken by numerous other unlisted REITs.

Sales Literature

General

3.             We note, in multiple pieces of your sales literature, you state: “No investor has received less than their contributed capital.” Please provide support for this statement, or remove it. To the extent you provide support for this statement, please clarify at each point in the sales material that you make this statement that past results are not indicative of future performance.

RESPONSE:

The Company has revised the statement referenced by the Staff in both its prospectus and sales literature to state that “no program has paid total distributions less than the total contributed capital.”  In support of this statement, enclosed please find a list of the 405 completed programs, comprised of 399 public and private limited partnerships, five 1031 exchange programs and one public REIT sponsored by Inland Real Estate Investment Corporation (“IREIC”), referenced in the Company’s prospectus and sales literature.  These programs no longer own any assets, and therefore are considered “completed” programs.  The enclosed list sets forth, for each program, the original capital contributed to that program as well as the total distributions, including a return on, and the return of, capital, paid by each program to its investors.  The list demonstrates that each program has paid total distributions equal or greater than the total capital contributed to that program.

The Company also has revised the pieces of sales literature that discuss these completed programs to clarify that past results are not indicative of future performance.  The enclosed marked copy of the Amendment and the revised sales literature reflect the changes described herein.

Website

4.             Please revise the cover page of the website to include a link to your prospectus and a separate link to your risk factors.

RESPONSE:

The Company has revised the “Overview” page of its website to include the links requested by the Staff.  Enclosed please find a revised draft of the website, reflecting this change.

5.             In the disclosure regarding Ms. Gujral, you continue to refer to her as your president. I note that this reference was eliminated in your prospectus. Please revise your disclosure, as appropriate, to address this discrepancy.

RESPONSE:

The Company has revised its website to correct Ms. Gujral’s title.  Enclosed please find a revised draft of the website, reflecting this change.

6.             On the page entitled “Distributions,” please add disclosure that, to the extent you use financing or proceeds from the offering to pay distributions, you will have less money available to invest in properties or other real-estate related investments.

RESPONSE:

The Company has revised its website to disclose that to the extent the Company uses proceeds generated by borrowings to pay distributions, it will have less money available to invest in properties or other real-estate related investments.  As disclosed in the Amendment, the Company will not fund distributions from the net proceeds of the offering; therefore, the use of offering proceeds to pay distributions is not addressed in the revised disclosure.  Enclosed please find a revised draft of the website, reflecting this change.

Marketing Material for Broker-Dealer Use Only

Inland Diversified Communication

7.             Please add summary risk factors.

RESPONSE:

The Company has revised its one page “Inland Diversified” communication to include summary risk factors.  However, because the scope of this communication is limited to the types of assets that the Company intends to acquire, the Company has limited the risk factors presented to those that relate to its acquisition strategy, and also added a reference to the “Risk Factors” section of its prospectus.  The Company believes that these risk factors adequately address the risks related to the content of this piece, particularly in light of the fact that this piece will not be distributed to investors. Enclosed please find a revised draft of the communication, reflecting this change.

Postcards

8.             In each of the postcards, please add summary risk factors. With regard to the postcards that specifically reference distributions, please add a summary risk factor that addresses the following points:

a.             You may not pay distributions on a monthly basis.

b.             You may pay distributions using financing or the proceeds from this offering.

c.             To the extent you use financing or proceeds from the offering to pay distributions, you will have less money available to invest in properties or other real-estate related investments.

Please make similar changes to the sales literature for investor use.

RESPONSE:

The Company has revised the postcards, as well as its communications intended for investor use, to disclose the risk factors cited by the Staff.  As discussed in our response to comment number six, however, because the Company will not fund distributions from the net proceeds of the offering, the use of offering proceeds to pay distributions is not addressed in the revised communications.  Enclosed please find revised drafts of these communications, reflecting these changes.

Marketing Material for Investor Use

Direct Investment Profile

9.             In the section, “Future Liquidity,” please clarify which events are subject to shareholder approval.

RESPONSE:

The Company has revised the Direct Investment Profile to clarify which possible liquidity events are subject to stockholder approval.  Enclosed please find a revised draft of the Direct Investment Profile, reflecting this change.

Please contact us if there is any other information you need for your review of the Amendment.  Kind regards.

Very truly yours,

SHEFSKY & FROELICH LTD.

/s/ Michael J. Choate, Esq.

Michael J. Choate, Esq.

Enclosures

cc:	Robert H. Baum, Esq.
Roberta S. Matlin
Cathleen M. Hrtanek, Esq.
Kristin A. Klaczek, Esq.